Exhibit 99.1

Fanhua Reports Third Quarter 2017 Unaudited Financial Results

And Declares Quarterly Dividend

GUANGZHOU, November 20, 2017 (GLOBE NEWSWIRE) -- Fanhua Inc., (Nasdaq: FANH), (the “Company” or “Fanhua”), a leading independent online-to-offline (“O2O”) financial services provider in China, today announced its unaudited financial results for the third quarter ended September 30, 20171 and declared quarterly Dividend.

Financial Highlights for the Third Quarter of 2017:

(In thousands, except per ADS)	2016Q3 (RMB)	2017Q3 (RMB)	2017Q3 (US$)	Change %
Total net revenues	1,192,242	1,077,278	161,916	-9.6
Operating income	7,524	83,200	12,505	1,005.8
Net income attributable to the Company’s shareholders	32,093	112,268	16,874	249.8
Diluted net income per ADS	0.53	1.77	0.27	234.0

Quarterly Dividend:

On November 19, 2017, Fanhua’s Board of Directors declared a quarterly dividend of US$0.01 per ordinary share, or US$0.20 per ADS, amounting to a total of US$12.7 million, which represents 75.3% of the Company’s net income attributable to shareholders for the third quarter of 2017. The dividend will be payable on or around December 22, 2017 to shareholders of record on December 10, 2017.

Commenting on the third quarter 2017 financial results, Mr. Chunlin Wang, chairman and chief executive officer of Fanhua, stated, “We are glad that the strong growth momentum in our life insurance business continued into the third quarter of 2017, with the total first year premiums on life insurance business growing by 197.5% year over year to RMB851 million.

“Driven by the accelerated growth of life insurance business, we beat our prior guidance with RMB83.2 million operating income for the third quarter of 2017, which also means that we’ve exceeded our full year target of RMB180 million operating income, three months ahead of schedule. Our net income attributable to shareholders grew by 249.8% year-over-year to RMB112.3million, providing for a strong base on which to initiate our quarterly dividend policy.

[1]	This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6533 to US$1.00, the effective noon buying rate as of September 30, 2017 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

“In view of the impact of a new regulation on product design taking effect on October 1, 2017 and the industry norm whereby all life insurance companies and distributors will focus on preparing for 2018 open year sales in the fourth quarter of 2017, we expect that our life insurance business will slow down quarter-over-quarter but we are still optimistic about achieving no less than RMB60 million operating income for the fourth quarter of 2017.”

Financial Results for the Third Quarter of 2017

Total net revenues were RMB1.1 billion (US$161.9 million) for the third quarter of 2017, representing a decrease of 9.6% from RMB1.2 billion for the corresponding period in2016.

●	Net revenues for the life insurance business were RMB730.5 million (US$109.8 million) for the third quarter of 2017, representing an increase of 177.5% from RMB263.2 million for the corresponding period in 2016. The increase was due to the growth in the number of sales agents. Revenues generated from our life insurance business accounted for 67.8% of our total net revenues in the third quarter of 2017.

●	Net revenues for the P&C insurance business were RMB274.1 million (US$41.2 million) for the third quarter of 2017, representing a decrease of 67.5% from RMB844.3 million for the corresponding period in 2016. The decrease was primarily due to i) the suspension of business cooperation with PICC Property and Casualty Company Limited (“PICC P&C”) starting from March 1, 2017; and ii) our efforts to spin off lower margin channel businesses starting from the second quarter of 2017. Revenues generated from the P&C insurance business accounted for 25.5% of our total net revenues in the third quarter of 2017.

●	Net revenues for the claims adjusting business were RMB72.7 million (US$10.9 million) for the third quarter of 2017, representing a decrease of 14.2% from RMB84.7 million for the corresponding period in 2016. Revenues generated from the claims adjusting business accounted for 6.7% of our total net revenues in the third quarter of 2017.

Total operating costs and expenses were RMB994.1 million (US$149.4 million) for the third quarter of 2017, representing a decrease of 16.1% from RMB1,184.7 million for the corresponding period in 2016.

●	Commission costs were RMB791.5 million (US$119.0 million) for the third quarter of 2017, representing a decrease of 13.3% from RMB912.5 million for the corresponding period in 2016.

♦	Costs of the life insurance business were RMB511.4 million (US$76.9 million) for the third quarter of 2017, representing an increase of 181.2% from RMB181.9 million for the corresponding period in 2016. The increase was in line with the growth in sales. Costs incurred by the life insurance business accounted for 64.6% of our total commission costs in the third quarter of 2017.

♦	Costs of the P&C insurance business were RMB236.6 million (US$35.6 million) for the third quarter of 2017, representing a decrease of 65.3% from RMB681.7 million for the corresponding period in 2016. The decrease was primarily in line with the decline in channel businesses. Costs incurred by the P&C insurance business accounted for 29.9% of our total commission costs in the third quarter of 2017.

♦	Costs of claims adjusting business were RMB43.5 million (US$6.5 million) for the third quarter of 2017, representing a decrease of 10.8% from RMB48.8 million for the corresponding period in 2016. Costs incurred by the claims adjusting business accounted for 5.5% of our total commission costs in the third quarter of 2017.

●	Selling expenses were RMB54.3million (US$8.2 million) for the third quarter of 2017, representing a decrease of 64.8% from RMB154.1 million for the corresponding period in 2016. The decrease was primarily because promotional marketing expenses were paid to sales agents in the third quarter of 2016 while there was no such promotional marketing plan in 2017.

●	General and administrative expenses were RMB148.3million (US$22.3 million) for the third quarter of 2017, representing an increase of 25.5% from RMB118.2 million for the corresponding period in 2016. The increase was primarily due to an increase in expenses incurred for setting up new offices and staff recruitment as a result of regional expansion.

As a result of the preceding factors, we had an operating income of RMB83.2 million (US$12.5million) for the third quarter of 2017, representing an increase of 1,005.8% from RMB7.5 million for the corresponding period in 2016.

Operating margin was 7.7% for the third quarter of 2017, compared to 0.6% for the corresponding period in 2016.

Investment income was RMB44.0 million (US$6.6 million) for the third quarter of 2017, representing an increase of 139.5% from RMB18.4 million for the corresponding period in 2016. The investment income represented yields from short-term investments in financial products which mainly consist of inter-bank deposits or collective trust products with terms ranging from half a year to two years and interest payable on a quarterly, semi-annual or annual basis. Our investment income fluctuates from quarter to quarter because investment income is recognized when received.

Interest income was RMB11.0 million (US$1.7 million) for the third quarter of 2017, representing an increase of 49 times from RMB0.2 million for the corresponding period in 2016, primarily due to interest related to amounts due from Sincere Fame International Limited (“Sincere Fame”) and Shenzhen Chuangjia Investment Limited Partnership, which beneficially owns 84.6% of Fanhua Puyi Fund Sales Limited.

Income tax expense was RMB50.3 million (US$7.6 million) for the third quarter of 2017, representing an increase of 773.2% from RMB5.8 million for the corresponding period in 2016. The effective tax rate for the third quarter of 2017 was 36.0% compared with 20.2% for the corresponding period in 2016. The increase in effective tax rate was primarily due to the provided deferred income tax pursuant to dividend payments in the third quarter of 2017.

Share of income of affiliates was RMB24.1 million (US$3.6 million) for the third quarter of 2017, representing an increase of 84.2% from RMB13.1 million for the corresponding period in 2016, mainly attributable to an increase of profits from Sincere Fame, a company in which we own 20.6% of the equity interest.

Net income attributable to the Company’s shareholders was RMB112.3 million (US$16.9 million) for the third quarter of 2017, representing an increase of 249.8% from RMB32.1 million for the corresponding period in 2016.

Net margin was 10.4% for the third quarter of 2017 compared with 2.7% for the corresponding period in 2016.

Basic and diluted net income per ADS were RMB1.80 (US$0.27) and RMB1.77 (US$0.27) for the third quarter of 2017, respectively, representing increases of 227.3% and 234.0% from RMB0.55 and RMB0.53 for the corresponding period in 2016.

As of September 30, 2017, the Company had RMB2.7 billion (US$400.0 million) in cash, cash equivalents and short term investments.

Key Operational Metrics for Fanhua’s Online Initiatives for the Third Quarter of 2017:

●	CNpad Mobile Application(“CNpad App”) - Our proprietary mobile sales support system:

➢	CNpad App had been downloaded and activated 333,595 times as of September 30, 2017, representing an increase of 101.4% from 165,638 times as of September 30, 2016;

➢	The number of active users[2] of CNpad App[3] was 99,828 in the third quarter of 2017, representing an increase of 91.9% from 52,011 in the third quarter of 2016:

➢	The number of active users of CNpad Auto Insurance App was 57,974 in the third quarter of 2017, representing an increase of 60.1% from 36,219 in the third quarter of 2016;

[2]	Active users are defined as users who made at least one purchase through CNpad App during the specified period.

[3]	Active users of CNpad App included users who made at least one purchase of life insurance policy and/or P&C insurance policy during the specific period.

➢	The number of active users of CNpad Life Insurance App was 50,056 in the third quarter of 2017, representing an increase of 160.7% from 19,204 in the third quarter of 2016;

➢	Insurance premiums generated through CNpad App were RMB1,356.7 million (US$203.9 million) in the third quarter of 2017, representing an increase of 39.0% from RMB976.1 million for the corresponding period of 2016 and accounted for 55.9% of our total insurance premiums in the third quarter of 2017 as compared to 26.6% for the corresponding period of 2016.

●	eHuzhu - Our online non-profit mutual aid platform:

➢	The number of registered members was 2.2 million as of September 30, 2017, representing an increase of 110.4% from 1.1 million as of September 30, 2016.

●	Baoxian.com - Our online insurance platform:

➢	The number of registered customer accounts was 1.2 million as of September 30, 2017, representing an increase of 155.6% from approximately 493,000 as of September 30, 2016.

➢	The number of active customer accounts[4] was 70,765 in the third quarter of 2017, representing an increase of 32.6% from53,386 in the corresponding period of 2016;

➢	Insurance premiums generated on or through Baoxian.com was RMB114.9 million (US$17.3 million) in the third quarter of 2017, representing an increase of 492.3% from RMB19.4 million in the corresponding period of 2016.

Recent Development

●	Fanhua Inc. was ranked No. 17 in the annual ranking of global brokers, according to the July 2017 edition of Best’s Review published by A. M. Best, based on 2016 total revenue. The ranking moved up three places from No. 20 in the previous year. Fanhua has been ranked among top 20 global insurance brokers for three consecutive years.

●	As of September 30, 2017, Fanhua had 413,946 sales agents and 1,264 professional claims, compared with 190,261 sales agents and 1,347 claims adjustors as of September 30, 2016. As of September 30, 2017, Fanhua’s distribution network consisted of 897 sales outlets in 21 provinces and 156 services outlets in 29 provinces, compared with 608 sales outlets in 21 provinces and 153 service outlets in 29 provinces.

●	On September 6, 2017, Fanhua has signed a Headquarter-to-Headquarter Strategic Cooperation Agreement with Pramerica Fosun Life Insurance Limited, pursuant to which both parties will engage in a deep and comprehensive cooperation in a wide range of areas including product sales, technology service and product design.

[4]	Active customer accounts are defined as customer accounts that made at least one purchase directly through www.baoxian.com, its mobile application, or Wechat public account during the specified period.

Business Outlook

Fanhua expects its operating income to be no less than RMB60.0 million for the four quarter of 2017. This forecast reflects Fanhua’s current view, which is subject to change.

Conference Call

The Company will host a conference call to discuss its third quarter 2017 financial results as per the following details.

Time: 20:00 PM Eastern Daylight Time on November 20, 2017

or 9:00 AM Beijing/Hong Kong Time on November 21, 2017

The toll free dial-in numbers:

United States	1-855-500-8701
United Kingdom	0800-015-9724
France	0800-918-648
Germany	0800-184-4876
Australia	1-300-713-759
Canada	1-855-757-1565
Taiwan	0080-665-1951
Hong Kong	800-906-606

The toll dial-in numbers:

China (Mainland)	400-120-0654
Singapore & Other Areas	+65-6713-5440

Conference ID #: 4795899

Additionally, a live and archived web cast of this call will be available at:

http://ir.cninsure.net/events.cfm

About Fanhua Inc.

Fanhua Inc. is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations.

Our online platforms include (1) CNpad, a mobile sales support application, (2) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of September 30, 2017, our distribution and service network is consisted of 1,012 sales and service outlets covering 29 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2016	2017	2017
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	240,242	397,191	59,698
Restricted cash	33,737	92,704	13,934
Short term investments	2,797,842	2,264,100	340,297
Accounts receivable, net	502,975	767,955	115,425
Insurance premium receivables	187	1,951	293
Other receivables	49,186	587,467	88,297
Amounts due from related parties	32,495	280,472	42,155
Other current assets	37,900	53,406	8,027
Total current assets	3,694,564	4,445,246	668,126

Non-current assets:
Property, plant, and equipment, net	31,414	35,032	5,265
Goodwill and intangible assets, net	181,549	156,116	23,464
Deferred tax assets	8,277	32,511	4,886
Investment in affiliates	294,576	348,671	52,406
Other non-current assets	28,188	28,189	4,237
Total non-current assets	544,004	600,519	90,258
Total assets	4,238,568	5,045,765	758,384

FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2016	2017	2017
	RMB	RMB	US$

Current liabilities:
Accounts payable	278,188	566,229	85,105
Insurance premium payables	5,491	10,558	1,587
Other payables and accrued expenses	314,051	223,247	33,554
Accrued payroll	59,201	83,577	12,562
Income tax payable	90,188	152,523	22,924
Dividend payable	—	14,754	2,218
Total current liabilities	747,119	1,050,888	157,950

Non-current liabilities:
Other tax liabilities	72,778	72,612	10,913
Deferred tax liabilities	14,577	22,048	3,313
Total non-current liabilities	87,355	94,660	14,226
Total liabilities	834,474	1,145,548	172,176

Ordinary shares	8,658	9,328	1,402
Additional paid-in capital	2,301,655	2,461,774	370,008
Statutory reserves	311,590	301,590	45,329
Retained earnings	1,018,928	1,351,283	203,100
Accumulated other comprehensive loss	(65,844)	(84,272)	(12,666)
Subscription receivables	(288,135)	(254,337)	(38,227)
Total shareholders’ equity	3,286,852	3,785,366	568,946
Non-controlling interests	117,242	114,851	17,262
Total equity	3,404,094	3,900,217	586,208
Total liabilities and equity	4,238,568	5,045,765	758,384

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Life insurance Business	263,243	730,476	109,792	628,194	1,934,125	290,702
P&C insurance Business	844,311	274,119	41,200	2,305,227	1,413,549	212,458
Claims adjusting Business	84,688	72,683	10,924	232,739	209,956	31,557
Total net revenues	1,192,242	1,077,278	161,916	3,166,160	3,557,630	534,717
Operating costs and expenses:
Life insurance Business	(181,900)	(511,412)	(76,866)	(428,145)	(1,321,804)	(198,669)
P&C insurance Business	(681,740)	(236,584)	(35,559)	(1,870,556)	(1,294,368)	(194,545)
Claims adjusting Business	(48,838)	(43,547)	(6,545)	(142,537)	(136,883)	(20,574)
Total operating costs	(912,478)	(791,543)	(118,970)	(2,441,238)	(2,753,055)	(413,788)
Selling expenses	(154,085)	(54,270)	(8,157)	(403,612)	(160,388)	(24,107)
General and administrative expenses	(118,155)	(148,265)	(22,284)	(341,966)	(426,577)	(64,115)
Total operating costs and expenses	(1,184,718)	(994,078)	(149,411)	(3,186,816)	(3,340,020)	(502,010)
Income (loss) from operations	7,524	83,200	12,505	(20,656)	217,610	32,707
Other income, net:
Investment income	18,352	43,960	6,607	61,438	152,138	22,867
Interest income	220	10,998	1,653	6,573	13,522	2,032
Others, net	2377	1,817	273	11,859	12,618	1,896
Income before income taxes and income of affiliates	28,473	139,975	21,038	59,214	395,888	59,502
Income tax expense	(5,765)	(50,340)	(7,566)	(7,842)	(129,676)	(19,490)
Share of income of affiliates	13,059	24,059	3,616	34,398	53,752	8,079
Net income	35,767	113,694	17,088	85,770	319,964	48,091
less: net income (loss) attributable to noncontrolling interests	3,674	1,426	214	3,318	(2,391)	(359)
Net income attributable to the Company’s shareholders	32,093	112,268	16,874	82,452	322,355	48,450

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	US$	RMB	RMB	US$
Net income per share:
Basic	0.03	0.09	0.01	0.07	0.27	0.04
Diluted	0.03	0.09	0.01	0.07	0.26	0.04
Net income per ADS:
Basic	0.55	1.80	0.27	1.42	5.31	0.80
Diluted	0.53	1.77	0.27	1.37	5.15	0.77

Shares used in calculating net income per share:
Basic	1,163,302,341	1,247,356,127	1,247,356,127	1,159,295,688	1,214,639,385	1,214,639,385
Diluted	1,212,231,308	1,269,932,904	1,269,932,904	1,207,220,255	1,252,939,633	1,252,939,633

Net income	35,767	113,694	17,088	85,770	319,964	48,091
Other comprehensive income (loss), net of tax: Foreign currency translation adjustments	4,431	(8,367)	(1,258)	9,328	(11,346)	(1,705)
Fair value changes	—	—	—	—	(632)	(95)
Share of other comprehensive gain (loss) of affiliates	(10,505)	889	134	(38,866)	343	52
Comprehensive income	29,693	106,216	15,964	56,232	308,329	46,343
Less: Comprehensive income (loss) attributable to the noncontrolling interests	3,674	1,426	214	3,318	(2,391)	(359)
Comprehensive income attributable to the Company’s shareholders	26,019	104,790	15,750	52,914	310,720	46,702

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	35,767	113,694	17,088	85,770	319,964	48,091
Adjustments to reconcile net income to net cash generated from (used in) operating activities:
Depreciation	3,529	4,351	653	10,204	12,079	1,815
Amortization of intangible assets	8,806	8,417	1,265	11,432	25,433	3,823
Allowance for doubtful receivables	1,577	2,822	424	542	11,728	1,763
Compensation expenses associated with stock option	—	—	—	4,937	—	—
Investment income	(13,907)	(41,288)	(6,206)	(34,844)	(141,201)	(21,223)
Gain on disposal of subsidiaries	—	(193)	(29)	(3,082)	(1,495)	(225)
Loss (gain) on disposal of property, plant and equipment	99	(38)	(6)	101	(40)	(6)
Share of income of affiliates	(13,059)	(24,059)	(3,616)	(34,398)	(53,752)	(8,079)
Changes in operating assets and liabilities	6,784	(89,383)	(13,431)	(66,332)	(80,440)	(12,090)
Net cash generated from (used in) operating activities	29,596	(25,677)	(3,858)	(25,670)	92,276	13,869

Cash flows (used in) generated from investing activities:
Purchase of property, plant and equipment	(3,523)	(7,729)	(1,162)	(7,540)	(15,934)	(2,395)
Proceeds from disposal of property and equipment	—	35	5	48	91	14
Purchase of short term investments	(1,689,500)	(3,509,600)	(527,498)	(6,541,800)	(7,787,794)	(1,170,516)
Proceeds from disposal of short term investments	1,703,007	3,667,482	551,228	5,946,400	8,461,895	1,271,834
Acquisition of subsidiaries ,net of cash	(4,185)	—	—	(4,185)	—	—
Disposal of subsidiaries, net of cash	50	—	—	29,376	14,350	2,157
Purchase of intangible assets	(40,000)	—	—	(60,000)	—	—
Increase in loan to the third party	—	(500,000)	(75,151)	—	(500,000)	(75,151)
Decrease (Increase) in amounts due from related parties	—	160,000	24,048	—	(240,000)	(36,072)
Net cash used in investing activities	(34,151)	(189,812)	(28,530)	(637,701)	(67,392)	(10,129)

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow-(Continued)

(In thousands)

	For the Three Months Ended			For the Nine Months Ended
	September 30,			September 30,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	US$	RMB	RMB	US$
Cash flows (used in) generated from financing activities:
Acquisition of additional interest in subsidiaries	(138,774)	—	—	(213,534)	—	—
Proceeds on exercise of stock options	743	154	23	745	10,856	1,631
Proceeds of employee subscriptions	—	—	—	—	22,187	3,335
Proceeds of issuance of ordinary shares upon private placement	—	—	—	—	201,087	30,224
Dividends paid	—	—	—	—	(36,121)	(5,429)
Net cash (used in)generated from financing activities	(138,031)	154	23	(212,789)	198,009	29,761

Net (decrease) increase in cash, cash equivalents and restricted cash	(142,586)	(215,335)	(32,365)	(876,160)	222,893	33,501
Cash, cash equivalents and restricted cash at beginning of period	397,313	709,133	106,583	1,132,851	273,979	41,179
Effect of exchange rate changes on cash and cash equivalents	3,506	(3,903)	(587)	1,542	(6,977)	(1,049)
Cash, cash equivalents and restricted cash at end of period	258,233	489,895	73,631	258,233	489,895	73,631
Interest paid	—	—	—	—	—	—
Income taxes paid	216	25,198	3,787	3,544	80,360	12,078

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 8388-3191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.

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